Exhibit (d)(19)(iv)

BRGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 4 TO THE INVESTMENT ADVISORY AGREEMENT

(Harris Oakmark International Portfolio)

This Amendment No.4 to the Investment Advisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisors, LLC (the “Advisor”) and Harris Associates L.P. (the “Subadvisor”) with respect to Harris Oakmark International Portfolio, a series of Brighthouse Funds Trust I, is entered into effective the 1st of March 2023.

WHEREAS, the Agreement provides for the Subadvisor to provide certain investment advisory services for the Advisor, for which the Subadvisor is to receive agreed upon fees: and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein:

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements herein contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Schedule A is amended in whole to read as follows:

Percentage of average daily net assets:

Harris Oakmark International Portfolio	0.65% if total is equal to or less than $50M;

0.60% if total is over $50M and equal to or less than $100M;

0.50% if total is over $100M and equal to or less than $500M;

0.475% if total is over $500M and equal to or less than $1B;

0.40% if the total is over $1B.

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed this Amendment effective as of March 1, 2023.

Brighthouse Investment Advisors, LLC		HARRIS ASSOCIATES, LP

By:	/s/ Kristi Slavin	By:	/s/ Christopher W. Keller

Name:	Kristi Slavin	Name:	Christopher W. Keller

Title:	President	Title:	President